FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

This announcement replaces the original announcement released on 1 July 2010.

The Company was notified on the 27 July 2010 of a correction to the number of shares provisionally allocated to the Company's Non-Executive Directors' Mr Lawrence Culp and Sir Deryck Maughan pursuant to the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2010 to 30 June 2010.

Save as disclosed above and the revised details shown below, all other details remain unchanged.

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 June 2010, the Company's Non-Executive Directors were provisionally allocated awards over Ordinary shares at a price of £11.37 per Ordinary share and $34.05 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2010 to 30 June 2010:

Non Executive Director	Ordinary Shares	American Depository Shares (ADSs)

Sir Christopher Gent	2,968.34

Prof. Sir Roy Anderson	577.18

Dr Stephanie Burns		809.11

 Mr Lawrence Culp		1,258.61

Sir Crispin Davis	2,088.83

 Sir Deryck Maughan		1,258.61

Mr James Murdoch	1,649.08

Dr Daniel Podolsky		1,483.36

Mr Tom de Swaan	852.02

Sir Robert Wilson	577.18

The Company and the Non-Executive Directors were informed of these allocations on 1 July 2010.

This notification relates to transactions notified in accordance with

Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary
1 July 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 27, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc